SEC File Number
001-15149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR

     For Period Ended: June 30, 2004

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F

     ☐ Transition Report on Form 11-K

     ☐ Transition Report on Form 10-Q

     ☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Lennox International Inc.

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office
(Street and Number):	2140 Lake Park Blvd.

City, State and Zip Code:	Richardson, Texas 75080

Part II – Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced, the Audit Committee of the Board of Directors conducted an inquiry into the accounting practices at the Registrant’s Service Experts business segment. The Audit Committee’s review identified (i) certain accounting issues at the service center and corporate levels in Canada, (ii) historic deficiencies in internal controls within the Service Experts’ Canadian operations and (iii) certain accounting adjustments. As a result of the review, the Registrant announced that it is taking additional remedial action. As a result of this inquiry, the Registrant filed a Form 12b-25 to delay the filing of its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (the “First Quarter Form 10-Q”). Since the Registrant has not finalized its review of the appropriate treatment of the accounting adjustments with its external auditors, it has not finalized the Form 10-K, the First Quarter Form 10-Q or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the “Second Quarter Form 10-Q”). The Registrant believes that the results of the inquiry and related accounting adjustments will need to be incorporated into the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q in order to provide a thorough, accurate and complete presentation of the information contained therein. The Registrant expects to file the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q as soon as practicable after completion of its review of the appropriate treatment of the accounting adjustments with its external auditors.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

David L. Inman	(972)	497-5000
(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes       ☒ No

     The Registrant has not yet filed its (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2003 or (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Registrant has not yet completed its interim financial statements for the quarter ended June 30, 2004, it currently anticipates results of operations better than those from the corresponding period for the last fiscal year as restated. With respect to the six months ended June 30, 2004, the Registrant currently anticipates results of operations worse than those from the corresponding period for the last fiscal year as restated. This is primarily the result of an approximate $210 million pre-tax charge in goodwill impairment related to the Service Experts business. However, until the interim financial statements are complete, the results of operations for the quarter ended June 30, 2004 and the six months ended June 30, 2004 cannot be finally determined.

Lennox International Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004	By:	/s/ DAVID L. INMAN

	Name:	David L. Inman

	Title:	Vice President, Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).